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                            June 15, 2020

       Michael Silvestrini
       Manager
       Energea Portfolio 1 LLC
       9 Cedar Lane
       Old Saybrook, CT 06475

                                                        Re: Energea Portfolio 1
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 5, 2020
                                                            File No. 024-11218

       Dear Mr. Silvestrini:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2020 letter.

       Amendment to the Offering Statement on Form 1-A

       Executive Summary
       Our Story , page 3

   1. You assert that "the customer will typically save 20% - 40% on its electricity bill."
                                                        However, the appendices
to the offering statement indicate that the estimated customer savings for your
Itaguai I Project and Palmas Project are 15% and 18.5%, and the
                                                        information is blank
for your Itaguai II Project. Please explain or reconcile these apparent
inconsistencies.
       The Offering, page 4

   2. We note your response to our prior comment 2 but continue to believe that you should file
 Michael Silvestrini
Energea Portfolio 1 LLC
June 15, 2020
Page 2
         the related material contracts. For example, it appears that the revenues to be generated by the Palmas Project will represent the majority of the company's revenues in
         2021. Please file as exhibits the contracts relating to this project pursuant to Section
         6(b)(ii) of Item 17 of Form 1-A, or tell us why you believe these contracts are not required to be filed.
Our First Projects, page 26

3. You disclose an 'Estimated Project IRR" for each of your anticipated first three projects.
         Please explain to us in necessary detail how you calculated these internal rates of return.
         In addition, please ensure that all material assumptions underlying these calculations are disclosed in the offering statement.
Financial Statements
Notes to financial statements, page F-8

4. We note your response to prior comment 5 indicating that the company's fiscal year ends on December 31st for both tax and financial reporting purposes. Please disclose the company's fiscal year-end in the notes to your financial statements in your next amendment.

        You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.



FirstName LastNameMichael Silvestrini                          Sincerely,
Comapany NameEnergea Portfolio 1 LLC
                                                               Division of
Corporation Finance
June 15, 2020 Page 2                                           Office of Energy
& Transportation
FirstName LastName